

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 10, 2021

Jessica L. Thomas
Chief Financial Officer and Secretary
MECHANICAL TECHNOLOGY INC
325 Washington Avenue Extension
Albany, New York 12205

> **Re: MECHANICAL TECHNOLOGY INC**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 30, 2021**
> **File No. 001-40261**

Dear Ms. Thomas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A, Filed August 30, 2021

The Termination Consideration and the Merger Consideration, page 54

1. Regarding the acquisition of SCI, please respond to the following comments:

    •   We reference the disclosure that SCI does not constitute the acquisition of a "business" yet you state that SCI's assets and liabilities will be recorded at fair values with any excess recorded as goodwill. Revise to clearly describe your accounting for the acquisition under ASC 805, including how you concluded that it is an asset acquisition or business acquisition;

    •   If it is determined that this is a business acquisition, please explain how you considered the requirements in the Instructions to Item 14 of Schedule 14A, including Rule 3-05 and Article 11 of Regulation S-X for historical financial statements of SCI and pro forma financial information for the acquisition;

    •   If you determined that this is the acquisition of assets please clearly disclose the

Jessica L. Thomas
MECHANICAL TECHNOLOGY INC
September 10, 2021
Page 2

       specific assets acquired, how these were valued and why you would have goodwill in the acquisition of assets; and

- Explain how you are accounting for Termination Consideration paid to HEL.

2.   We reference the disclosure that the Merger Consideration is contingent upon HEL delivering certain pipeline business opportunities following the Merger. Clarify how you calculated the fair value of the contingent consideration.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kristin Lochhead at 202-551-3664 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Penny Somer-Greif, Esq.